eBay Inc. 2025 Hamilton Avenue San Jose, CA 95125

September 28, 2017

VIA EDGAR
Ms. Jennifer Thompson
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	eBay Inc.
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 6, 2017
File No. 001-37713

Dear Ms. Thompson:

Thank you for your letter dated September 18, 2017 addressed to eBay Inc. (the “Company”) setting forth comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

To facilitate the Staff’s review, we have keyed our response to the headings and the numbered comment used in the Staff’s comment letter, which is reproduced in italics below. Our response follows the comment.

Notes to Consolidated Financial Statements

Note 15 - Income Taxes, page F-36

1.	We note your response to comment 1 and have the following comments:

•
Your response indicates that the step-up in tax basis for your foreign eBay platforms resulted from your election to terminate the existing tax ruling and finalize a new agreement with the foreign tax authority and was not due to the subsequent transfer of assets to a wholly-owned subsidiary. Your response also indicates that the step-up in tax basis for your foreign Classifieds platform resulted from voluntarily domiciling your foreign Classifieds intangible assets into a new tax jurisdiction and was not due to the subsequent transfer of assets to a wholly-owned subsidiary. As the disclosures within your Form 10-K and subsequent Forms 10-Q about realigning your legal structure may suggest that the step-up in tax bases and resulting impact on your book and cash income taxes was related to intra-entity transfers, please clarify your disclosures.

•
We note your disclosure on page 43 that in the future the noncash tax impacts of the realignment in your foreign eBay platforms will significantly increase your income tax provision. We note you make a similar disclosure on page 34 of your June 30, 2017 Form 10-Q. Please revise your disclosure to better explain what these noncash tax impacts are and over what time period they will increase your income tax provision.

•
We further note your disclosure on page 43 that you expect in the future that the cash tax benefits will remain consistent, subject to the performance of your foreign platforms. We note you make a similar disclosure on page 34 of your June 30, 2017 Form 10-Q. Please revise your disclosure to clarify over what time period you expect the cash tax benefits to remain consistent.

We confirm that we will clarify our disclosures in future filings on Forms 10-K and 10-Q. We propose to include the following disclosure regarding our realignment activities affecting both our eBay and Classifieds platforms:

“The step up in tax basis(es) resulted from a change in tax status and consequently in the recognition of the associated tax benefit.”

Additionally, we confirm we will further explain the noncash impacts on our tax rate. To the extent that such an explanation is required, we propose to include the following disclosure:

“In the future we expect the noncash tax impacts of the realignment in our foreign eBay (and Classifieds) platform(s) will significantly increase our income tax provision due to the termination, amendment or replacement of certain tax rulings, resulting in eBay being subject to a higher enacted tax rate in the respective jurisdictions for the foreseeable future.”

Lastly, we also confirm we will clarify the time period over which we expect to realize cash tax benefits and the uncertainty regarding the estimated time period considering the realization/utilization of these benefits is dependent on the future performance of our platforms in the jurisdictions in which we operate. We propose to include the following disclosure:

“In the future, we expect these cash tax benefits to remain consistent, subject to the performance of our foreign platforms, for a period in excess of 10 years.”

*        *        *
In the instances indicated above, we believe that revisions in response to the Staff’s comment will enhance our disclosure. However, we believe that the filing in question substantially complies with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder and generally accepted accounting principles. Accordingly, we respectfully request that the Staff permit any additional or revised disclosure to be made in our future filings, as specifically indicated above.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filing with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

We are available to discuss any of our responses at your convenience. Please do not hesitate to contact the undersigned at (408-376-3214). In addition, you are welcome to contact Eric Haueter of Sidley Austin LLP at (415-772-1231).

eBay Inc.
Principal Accounting Officer:

By:	/s/ Brian J. Doerger
Brian J. Doerger
Vice President, Chief Accounting Officer